Exhibit 2.1
[EXECUTION COPY]
AMENDMENT NO. 1 TO
ASSET PURCHASE AGREEMENT
     This Amendment No. 1 to the Asset Purchase Agreement (the “Amendment”) is made and entered into as of January 25, 2007 (the “Effective Date”) by and between Verso Technologies Inc., a Minnesota corporation (“Buyer”), Paradyne Networks, Inc., a Delaware corporation (“Seller”), and Zhone Technologies, Inc., a Delaware corporation (“Zhone”), for the purpose of amending that certain Asset Purchase Agreement dated as of December 29, 2006 (the “Purchase Agreement”) by and between Buyer, Seller, and for the limited purposes stated therein, Zhone, and certain exhibits and schedules thereto. Capitalized terms not defined herein shall have the meanings given to them in the Purchase Agreement.
RECITALS
     WHEREAS, the parties desire to amend the Purchase Agreement on the terms and conditions set forth herein.
AGREEMENT
     NOW, THEREFORE, the parties hereto agree as follows:
     1.      Amendments to Purchase Agreement. The parties hereby amend the Purchase Agreement as follows:
               (A)      Purchase Price. The definition of “IP Payment Date” in clause (b) of Section 2.3 is hereby changed from “January 19, 2007” to “January 31, 2007” such that clause (b) now reads as follows:
          "(b)      On January 31, 2007 (the “IP Payment Date”), cash in the amount of One Million Five Hundred Thousand Dollars ($1,500,000), payable by wire transfer to an account designated by Seller not later than two (2) business days prior to the IP Payment Date (the “IP Payment”); and”
                (B)      Covenant Not to Compete. The first paragraph of Section 9.5 is hereby amended and replaced in its entirety to read as follows:
     “9.5 Covenant Not to Compete. For the period from the Closing Date until two (2) years from the Closing Date (the “Noncompete Period”), without the prior written consent of Buyer, neither Zhone nor Seller shall (and shall cause each of its respective controlled affiliates not to) (collectively, the “Noncompete Parties”), on a worldwide basis, directly or indirectly, own, manage, operate or control any business or entity that engages in the design, manufacture or marketing of (a) any products or services provided by the Business as of the Closing Date or (b) any products or services substantially equivalent in form, fit and function to such products or services of the Business (“Competitive Business”); provided that this covenant not to compete shall be null and void and of no force or effect if Buyer fails to pay the IP Payment by the If Payment Date and/or the Inventory Payment pursuant to Section 2.5; provided further, however, that the foregoing covenants shall not prohibit, or be interpreted as prohibiting, any of the Noncompete Parties from:”
                    (C)      Purchased Assets. Schedule 1.1 of the Purchase Agreement (Purchased Assets) is hereby amended to delete the following Service Agreement from those already listed in Section A (1) thereof:
                    (a)      NSP Post Sale Technical Support Program Agreement dated August 13, 2001 between LISCO (Local Internet Service Company) and Paradyne Corporation
                    (D)      Purchased Assets. Schedule 1.1 of the Purchase Agreement (Purchased Assets) is hereby amended to add the following Software IT Agreements to those already listed in Section A (2)(b) thereof:
                    (h)      Harris & Jeffries — Netplane — ATM Stack
                    (i)     Dy4 Systems, Inc.
                    (j)      Interphase
                    (E)      Excluded Agreements. Schedule 1.2 of the Purchase Agreement (Excluded Agreements) is hereby amended to add the following Service Agreement to those already listed in Section A thereof:
                    (26)      NSP Post Sale Technical Support Program Agreement dated August 13, 2001 between LISCO (Local Internet Service Company) and Paradyne Corporation
                    (F)      Sufficiency of Assets. Schedule 4.5 of the Purchase Agreement (Sufficiency of Assets) is hereby amended to delete the following Software Agreements from those already listed in Section 1(c) thereof:
                    (iv)      Dy4 Systems, Inc.
                    (vii)      Harris & Jeffries — Netplane — ATM Stack
                    (ix)      Interphase
          2.      General. All references to IP Payment Date under the Purchase Agreement and the License Agreement shall be the date after giving effect to the amendment set forth in Section 1(A) above, and except as amended by this Amendment, the terms and conditions of the Purchase Agreement shall remain in full force and effect.

          3.      Governing Law. This Amendment shall be construed under and governed by the internal laws of the State of California without regard to its conflict of laws provisions.
          4.      Entire Agreement. This Amendment and the Purchase Agreement and the other exhibits and schedules hereto, including the License Agreement, reflect the entire agreement of the parties with respect to the subject matter hereof and supersede all previous written or oral negotiations, commitments and writings.
          5.      No Breach or Default. The parties hereto agree that no breach or default under the Purchase Agreement shall exist (and Seller and Zhone hereby waive any such breach or default that may have existed prior to the date of this Amendment) as a result of the non-payment of the IP Payment on January 19, 2007 under the Purchase Agreement.
          6.      Execution in Counterparts. For the convenience of the parties and to facilitate execution, this Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document, and such counterparts may be delivered by facsimile.

[EXECUTION COPY]
     IN WITNESS WHEREOF, this Amendment has been duly executed on behalf of the parties as of the Effective Date.

VERSO TECHNOLOGIES, INC.
By:	/s/ Martin D. Kidder
	Name:	Martin D. Kidder
	Title:	Chief Financial Officer

PARADYNE NETWORKS, INC.
By:	/s/ Kirk Misaka
	Name:	Kirk Misaka
	Title:	Chief Financial Officer

ZHONE TECHNOLOGIES, INC.
By:	/s/ Kirk Misaka
	Name:	Kirk Misaka
	Title:	Chief Financial Officer